June 12, 2019
ROBERT A. FREEDMAN		EMAIL: RFREEDMAN@FENWICK.COM Direct Dial: +1 (650) 335-7292

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, NE

Washington, DC 20549

Attention:	Sonia Bednarowski
Justin Dobbie
Rolf Sundwall
Jim Rosenberg

Re:	Stoke Therapeutics, Inc.
Amendment No.1 to Registration Statement on Form S-1
Filed June 7, 2019
File No. 333-231700

Ladies and Gentlemen:

We are submitting this letter on behalf of Stoke Therapeutics, Inc. (the “Company”) in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated June 11, 2019 (the “Letter”) regarding the Company’s Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-231700) filed with the Commission on June 7, 2019 (“Amendment No.1”), such Form S-1 initially filed with the Commission on May 23, 2019 (the “Registration Statement”). The Company advises the Staff that it has filed Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on June 12, 2019. The numbered paragraphs below correspond to the numbered comments in the Staff’s Letter, and the Staff’s comments are presented in bolded italics. For the convenience of the Staff, we are also sending, by overnight courier, a copy of this letter and two copies of Amendment No. 2 in paper format, marked to show changes from Amendment No 1.

In addition to addressing the comments raised by the Staff in the Letter, the Company has revised Amendment No. 1 to update certain other disclosures.

Amendment No. 1 to Registration Statement on Form S-1

Prospectus Summary

June 12, 2019

The Offering, page 7

1.

You reference a 9.95 for 1 reverse stock split effected on June 6, 2019. Please revise, if true, to state herein and throughout the filing including the notes to the consolidated financial statements that you effected a 1 for 9.95 reverse stock split.

The Company acknowledges the Staff’s comment and advises the Staff that in response, it has revised its disclosure on pages 8, F-7, F-29 and F-40.

Business

License Agreements

Cold Spring Harbor Laboratory, page 112

2.

We note that, if you sublicense rights under the CSHL Agreement, you are obligated to pay a “low-double digit” percentage of the sublicense revenue to CSHL. Please revise the sublicense revenue range to reflect no more than a 10% range.

The Company acknowledges the Staff’s comment and advises the Staff that in response, it has revised its disclosure on pages 112, F-16 and F-35.

Exhibits and financial statement schedules, page II-4

3.

Please revise your exhibit index to remove the reference to confidential treatment and to state that portions of the exhibits have been omitted pursuant to Item 601(b)(10) of Regulation S-K. Please also remove the references to “Confidential Treatment Requested” in Exhibits 10.8 and 10.9 and refile those exhibits accordingly.

The Company acknowledges the Staff’s comment and advises the Staff that it has revised the exhibit index and Exhibits 10.8 and 10.9 accordingly to remove references to “Confidential Treatment Requested” and has refiled those exhibits with Amendment No. 2.

* * * * * * *

June 12, 2019

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7292, or, in his absence, Julia Forbess at (415) 875-2420.

Sincerely,

/s/ Robert A. Freedman

Robert A. Freedman

Partner

FENWICK & WEST LLP

cc:	Edward M. Kaye, Chief Executive Officer

Stephen J. Tulipano, Chief Financial Officer

Stoke Therapeutics, Inc.

Effie Toshav, Esq.

Julia Forbess, Esq.

Fenwick & West LLP

Deanna Kirkpatrick, Esq.

Marcel Fausten, Esq.

Davis Polk & Wardwell LLP